SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 24 April, 2007


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------






April 24, 2007

                      BP MAKES THIRTEENTH OIL DISCOVERY IN
                        ULTRA-DEEP WATER BLOCK 31 ANGOLA

Sociedade Nacional de Combustiveis de Angola (Sonangol) and BP Exploration (Angola) Limited today announced the Miranda oil discovery in ultra-deepwater Block 31, offshore Angola. Miranda is the thirteenth discovery that BP has drilled in Block 31. The well is located 11 kilometres south of the recently announced Titania discovery.

Miranda was drilled by the Jack Ryan drill ship, in a water depth of 2,436 metres, some 375 kilometres northwest of Luanda and reached a total depth of 5,116 metres TVD below sea level.

The well was tested at a flow rate of 3,822 barrels of oil per day (b/d) through a 48/64ths inch choke.

Sonangol is the concessionaire of Block 31. BP Exploration (Angola) Limited as operator holds 26.67 per cent. The other interest owners in Block 31 are Esso Exploration and Production Angola (Block 31) Limited (25 per cent), Sonangol E.P. (20 per cent), Statoil Angola A.S. (13.33 per cent), Marathon International Petroleum Angola Block 31 Limited (10 per cent) and TEPA (BLOCK 31) LIMITED, (a subsidiary of the Total Group) with 5 per cent.

Notes to Editors

BP's involvement with Angola goes back to the mid 1970s. During the 1990s, BP made very substantial investments in Angola's offshore oil and it is now an important part of the company's upstream portfolio. BP has interests in four blocks with operated interests in two.

Operatorship of Block 31 was awarded to BP Exploration (Angola) Limited in May 1999. The block covers an area of 5,349 square kilometres and lies in water depths of between 1,500 and 2,500 metres.

BP also has operated interests (BP 50.00 per cent equity) in Block 18 where the Greater Plutonio Project is currently being developed and is due to come on stream in 2007.

BP has non-operated interests in Block 15, operated by Esso Exploration Angola (Block 15) Limited (BP 26.67 per cent equity) and in Block 17 operated by Total (BP 16.67 per cent equity).

BP also has a 13.6 per cent interest in the Angola LNG project.

Further enquiries:

Robert Wine, BP Press Office, London: +44 (0) 20 7496 4827
Amilcar da Costa, BP Angola, Luanda: +244 2 22637408

- ENDS -





                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  24 April, 2007                            /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary